SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form F-3 (File Nos. 333-267160, 333-279017, 333-280391, 333-283273) and Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On December 23, 2024, Trinity Biotech plc (“Trinity”) and certain of its subsidiaries amended and restated the Credit Agreement and Guaranty agreement governing the companies’ term loan facility with Perceptive Credit Holdings III, L.P (“Perceptive”) and Trinity amended the warrant certificates issued to Perceptive in connection with the term loan facility and issued additional warrants to Perceptive and its affiliates. The foregoing description is qualified in its entirety by reference to the restated Credit Agreement included as an exhibit in this Form 6-K.

Copies of the restated Credit Agreement and press  release announcing the entry into the restated Credit Agreement are filed herewith as Exhibits 99.1 and 99.2, respectively.

EXHIBIT INDEX

Exhibit	Description

99.1	Third Amended and Restated Credit Agreement and Guaranty, dated as of December 23, 2024
99.2	Trinity Biotech Announces Amended Credit Agreement with Perceptive to Enhance Liquidity and Drive Transformation Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Louise Tallon
Louise Tallon
Chief Financial Officer

Date: December 26, 2024